Exhibit 10.21

December 9, 2010

Steven Lee

[Address]

RE:  Terms of Employment

Dear Steven:

Tremor Media Inc. (the “Company”) is pleased to offer you the position of Chief Technology Officer and Senior Vice President on the terms set forth in this letter contingent upon the successful completion of the Company’s acquisition of ScanScout, Inc, (“ScanScout”) pursuant to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) dated as of November 8, 2010, by and among the Company, TMSS Acquisition, Inc., ScanScout and the other parties thereto (the “Merger”).  If you accept this offer, it will apply effective from and after the closing of the Merger.  If the Merger is not consummated for any reason before the termination of the Merger Agreement, then this offer shall be null and void and have no force or effect.

Position and Responsibilities

In your employment position, you will report to the Company’s Chief Executive Officer (the “CEO”).  In this capacity, you will serve and will be responsible for such duties as are normally associated with such position or as may otherwise be determined by the CEO. Your specific duties and responsibilities may change from time to time as determined by the needs of the Company and the policies established by the Company.  While travel in the performance of your duties may be required, you will work principally at our offices in Boston, MA.  Of course, the Company may change your position, duties, arid work location as it deems necessary.

Compensation and Benefits

You will be paid an initial base annual salary of $225,000, less payroll deductions and all required withholdings.  You will be paid the base salary in accordance with the Company’s standard payroll practices, and you will be eligible for standard benefits, such as medical insurance, paid time off, and holidays, according to standard Company policy as may be adopted by the Company from time to time.  In your position, you will be entitled to 20 PTO (Paid Time Off) days prorated, as is Company policy.  These days are to be used for sick leave, personal days, and/or vacation.  The Company does require that requests for vacation time be made in writing at least two weeks prior to the vacation dates requested.  The Company also offers an additional eight days of paid holiday time per calendar year.  Notwithstanding the foregoing, the Company may continue some of your existing ScanScout benefits until December 31, 2010, at which point you will be integrated into the Company’s benefit programs.  More information regarding this transition period will be provided to you once a final decision has been made.

In addition to your base salary, beginning in 2011, you will be eligible to receive performance-based bonuses based on achievement of individual and Company performance goals to be set by the Company’s Chief Executive Officer and/or Board of Directors (the “Board”).  Your target annual bonus will be $50,000, less payroll deductions and all required withholdings.  Unless otherwise agreed in writing pursuant to a bonus plan or bonus agreement approved by the Chief Executive Officer and/or Board, bonus payments, if any, are not guaranteed and will be awarded at the sole discretion of the Company’s Board.  Except as provided under the heading “Severance Benefits” below, to be eligible for a performance bonus, you must maintain full time employment status at the time of the payment.  While the Company may change or replace the terms of this performance bonus plan at any time, any changes will be reflected in writing, effective prospectively and signed by the CEO.  For 2010, you shall remain eligible for any and all bonuses that you may be entitled to under your current employment agreement, the determination of the final amount of such bonus to be determined by a committee of ScanScout board of directors.

On or before December 31, 2010, the Company will adopt a Management Cash Incentive Plan, which plan shall be consistent with the terms outlined on Exhibit A (the “Bonus Plan”).  On the date the Bonus Plan is adopted, you will be granted a right to receive ten percent (10%) of the total amount payable under the Bonus Plan, subject to withholding and the terms of the Bonus Plan and your related bonus plan agreement.

Treatment of ScanScout Stock Options

Your outstanding options to purchase shares of ScanScout’s common stock (the “ScanScout Options”) will be assumed pursuant to the terms and conditions of the Merger Agreement and, after giving effect to the Merger, will be exercisable for the Company’s Series II Common Stock, par value $0.0001 per share, in accordance with the Merger Agreement.  To the extent the vesting of any ScanScout Options would accelerate as a result of the Merger, you hereby waive any rights to such vesting acceleration.  Notwithstanding the foregoing waiver or anything to the contrary set forth in your current options agreements or other agreements with ScanScout: (i) 100% of the unvested shares subject to your ScanScout Options shall vest upon any Change in Control (as defined below) following the closing of the Merger; (ii) 100% of the unvested shares subject to your ScanScout Options shall vest upon any Involuntary Termination (as defined on Exhibit B) within twelve (12) mouths after the closing of the Merger or the closing of any Change in Control occurring after the Merger; and (iii) all such ScanScout Options shall be exercisable until the date that is five (5) years after the termination of your employment with the Company (whether voluntary or involuntary), subject to earlier termination in accordance with Section 9 of the ScanScout 2009 Equity Incentive Plan or Section 13 of the ScanScout 2006 Stock Plan, as applicable, and in no event, will your ScanScout Options be exercisable beyond the original ten (10) year term applicable to such options.

New Tremor Media Stock Options

You will be granted, subject to the approval of the Board, an option (the “New Option”) to purchase such number of shares of Company’s Series I Common Stock, par value $0.0001 per share, that, when added to the shares of the Company Series II Common Stock issuable upon the exercise of the ScanScout Options, represent an aggregate 2.05% of the fully-diluted capital stock of the Company (which shall be calculated to include the 5.5% option pool reserve established by the Company in connection with the Merger and after giving effect to the Post-Merger equity Transactions (as defined in the Merger Agreement), except the sale of Series E Preferred Stock).  The exercise price per share of the New Option will be determined by the Board when the New Option is granted.  The Option will be subject to the terms and conditions applicable to options granted under the Company’s 2008 Stock Plan (the “Plan”), as described in the Plan and the applicable Stock Option Agreement.  You will vest in 25% of the shares subject to the New Option after 12 months of continuous service with the Company or an affiliate of the Company, whether as an employee or consultant (“Continuous Service”) (excluding service solely as a member of the Board), and the balance will vest in equal monthly installments over the next 36 months of Continuous Service (excluding service solely as a member of the Board), as described in the applicable Stock Option Agreement; provided however, that if, during the term of your Continuous Service, a Change in Control (as defined below) is consummated and, following the consummation of the Change in Control your employment is terminated by the Company without Cause (as defined below) or is terminated by you for Good Reason (as defined below), 50% of the remaining shares subject to the New Option shall become vested pursuant to the foregoing schedule and that are not otherwise vested upon the effective date of the Change in Control.  With respect to any of the New Options that do not qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986 (the “Code”), such New Option shall be exercisable until the date that is five (5) years after the termination of your employment with the Company (whether voluntary or involuntary), subject to earlier termination in accordance with Section 8 of the Plan, and in no event will your ScanScout Options be exercisable beyond the original ten (10) year term applicable to such options.

Severance Benefits

If the Company terminates your employment for any reason other than for Cause (as defined below), death or Disability (as defined below), or you resign from your employment with the Company for Good Reason (as defined below) (each such event, a “Separation”), then, subject to your compliance with the conditions set forth in the following paragraph and your continued compliance with the Confidentiality and Invention Assignment Agreement attached hereto as Exhibit C (the “NDA”), as well as your Prior Invention Agreement (as defined below) which will be executed on the same date as this agreement, you will be entitled to the following benefits (less all applicable withholding taxes):  (i) severance payments at a rate equal to your base salary at the rate in effect at the time of the Separation for a period equal to the Severance Period, (ii) a payment equal to your Pro-Rated Bonus and (iii) the Company will pay the monthly premium under COBRA for you and your eligible dependents until the earliest of (x) the close of the Severance Period following your Separation, (y) the expiration of your continuation coverage under COBRA or (z) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment.  The severance payments described in clause (i) will be paid in accordance with the Company’s standard payroll procedures, and, subject to your execution of the general release described below, will commence on the 30th day after your Separation (or, if such day is not a business day, on the first business day thereafter) and once they commence will be retroactive to the date of your Separation.  The payments described in clause (ii) will be paid in equal monthly installments during the Severance Period in accordance with the Company’s standard payroll procedures, with such payments commencing on the same date as the payments described in clause (i) and once they commence will be retroactive to the date of your Separation.

You will not be entitled to any severance benefits described in this section unless you (i) have returned all Company property in your possession, (ii) have resigned a member of the Boards of Directors of the Company and all of its subsidiaries (if applicable), to the extent applicable, and (iii) have executed a general release in the form attached hereto as Exhibit D of all claims that you may have against the Company or persons affiliated with the Company.  You must execute and return the release on or before the date specified by the Company in the prescribed form (the “Release Deadline”), which will in no event be later than 30 days after your Separation unless a longer period is required by law.  If you fail to return the release on or before the Release Deadline, or if you revoke the release, then you will not be entitled to the severance benefits described in this section.

Definitions

For purposes of this Agreement, the following definitions will apply:

“Cause” shall mean: (i) your unauthorized, use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company; (ii) your material breach of any agreement between you and the Company that remains uncured for thirty (30) days following written notice of such material breach; (iii) your material failure to comply with the Company’s written policies or rules that remains uncured for thirty (30) days following written notice of such material breach; (iv) your conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State thereof; (v) your gross negligence or willful misconduct; (vi) your continuing unwillingness to perform assigned duties after receiving written notification of such failure from the Board and a thirty (30) day opportunity to cure; or (vii) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation.  It is understood that a termination of your employment resulting from your death or Disability shall not constitute termination for “Cause.”

“Change in Control” shall mean (i) the merger or consolidation of the Company (except any such merger or consolidation involving the Company in which the shares of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares that represent, immediately following such merger or consolidation at least a majority, by voting power, of the shares of the surviving or resulting corporation), (ii) a sale of all or substantially all of the assets of the Company or (iii) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.  For avoidance of doubt, the Merger will not constitute a Change in Control.

“Disability” shall mean any physical incapacity or mental incompetence (i) as a result of which you are unable to perform the essential functions of your job for an aggregate of 180 days, whether or not consecutive, during any calendar year, and which cannot be reasonably accommodated by the Company without undue hardship.

“Good Reason” means that you resign after one of the following conditions has come into existence without your consent: (i) a change in your position or title with the Company that materially reduces your level of authority or responsibility; provided, however, that a change in position or reporting structures solely by virtue of a Change in Control shall not constitute “Good Reason” if you maintain a substantially similar level of responsibility within the business unit that previously operated as the independent company, (ii) a reduction in the base salary; (iii) receipt of notice that your principal workplace will be relocated more than 30 miles that also increases your commute by at least 30 miles; (iv) the willful breach by the Company of a material provision of this Agreement or any other agreement with you; or (v) the taking of any action by the Company or its successor that would materially reduce your benefits or perquisites under the Company’s or any successor’s benefit plans (including equity benefits), except to the extent the benefits of all other executives of the Company or its successor are similar reduced.  A condition will not be considered “Good Reason” unless you give the Company written notice of the condition within 90 days after the condition comes into existence, the Company fails to remedy the condition within 30 days after receiving your written notice and you resign within 30 days thereafter.

“Pro-Rated Bonus” means the product of (A) the quotient of (x) the number of full calendar months you are employed by the Company during the Company’s fiscal year in which your Separation occurs divided by (y) twelve (12) months multiplied by (B) your target annual bonus opportunity for the year in which your Separation occurs.  For the purposes of calculating the number of months you are employed by the Company during a fiscal year, you shall be deemed to have been employed by the Company for the entire month during which your Separation occurs regardless of when your Separation occurs during such calendar month.

“Severance Period” means (i) with respect to a Separation occurring on or before December 9, 2011, six months, (ii) with respect to a Separation occurring after December 9, 2011 but before a Change in Control, three months and (iii) with respect to a Separation occurring after December 9, 2011 and after a Change in Control, four months.

Section 409A

For purposes of Section 409A of the Code, each salary continuation payment and each installment of the bonus payments under the Section entitled “Severance Benefits”

is hereby designated as a separate payment.  If you are a “specified employee” under Section 409A(a)(2)(B)(i) of the Code at the time of your Separation, then (i) any payment or benefit that is subject to Section 409A of the Code, will be made or commence, as applicable, on the first business day following (A) the expiration of the six-month period measured from your Separation or (B) the date of your death and (ii) the installments that otherwise would have been paid prior to such date will be paid in a lump sum at that time.

Company Rues and Policies

As a Company employee, you will be expected to abide by Company rules and regulations, and acknowledge in writing that you have read the Company’s Employee Handbook.

Normal working hours for your position are from 9am to 6pm, Monday through Friday however your working schedule shall be flexible, provided that you are working equivalent hours, at a minimum.  As an exempt salaried employee, you will be expected to work additional hours as required from time to time by the nature of your work assignments.

Termination of Employment

Unless agreed to in writing between you and the Company during the term of your employment, your employment with the Company shall be “at will”.  You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company.  Likewise, the Company may terminate your employment at any time and for any reason whatsoever, with or without cause or advance notice, subject to your right to receive severance and other benefits set forth herein upon certain termination events provided herein.  This at-will employment relationship cannot be changed except by a written document signed by you and a member of the Board.

Additional Agreements

Your existing At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement with ScanScout (the “Prior Invention Agreement”) will remain in full force and effect with respect to the period prior to your execution of the attached NDA.

By signing and accepting this offer, you represent and warrant that (i) you are not subject to any pre-existing contractual or other obligation with any person, company or business enterprise (including any non-competition or non-solicitation covenant) which may be an impediment to your employment with, or your providing services to, the Company as its employee; and (ii) you do not have, and shall not bring to Company premises, or use during the course of your employment with the Company, any confidential or proprietary information of another person, company or business enterprise to whom you previously provided services.

The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether verbal or written, including (without limitation) any offer letter you entered into with ScanScout (other than the agreements related to the ScanScout Options), and comprise the final, complete and exclusive agreement between you and the Company regarding the subject matter set forth herein.  The terms of this letter agreement and the resolution of any disputes will be governed by New York law.  The offer described above is contingent upon, pursuant to federal law, your ability to provide, within three (3) business days of your first day of work, proof of your eligibility to work in the United States satisfactory to the Company.  Please sign and date this letter, and return it to HR via fax at 646-304-1764 if you wish to accept employment at the Company under the terms described above.

We look forward to your favorable reply and to a productive and enjoyable work relationship.  If you have any questions, please call Angelo D’Agostino, VP, Human Resources at 646-723-5317.

Very truly yours,

Tremor Media, Inc.

By:	/s/ Jason Glickman
Jason Glickman, Chief Executive Officer

I have read and except this offer letter:

/s/ Steven Lee

Dated:	12/9/2010

Exhibit A

Bonus Plan

Exhibit B

“Cause” is defined as (i) an act of dishonesty by you in connection with your responsibilities as an employee, (ii) your conviction of, or please of nolo contendere to, a felony, (iii) your gross misconduct or (iv) your continued substantial violations of your employment duties after having received written demand for performance from the Company which specifically sets forth the factual basis for the Company’s belief that you have not substantially performed your duties.

“Involuntary Termination” shall mean the termination of your employment by reason of: (a) your involuntary discharge by the Company for reasons other than Cause (as defined on this Exhibit B; (b) your resignation within thirty (30) days following the expiration of any Company Cure Period (as defined below) following the occurrence of one ore more of the following, without your Written consent: (i) the assignment to you of any employment duties, or the reduction of your employment duties, either of which results in a material diminution of your position or responsibilities with the Company in effect immediately prior to such assignment, or the your removal from such position and responsibilities; (ii) a reduction by the Company in your base salary in effect immediately prior to such reduction; (iii) the relocation of your principal place of employment to a facility that is more than fifteen (15) miles from your current principal place of employment; or (iv) the taking of any action by the Company or its successor that would materially reduce your benefits or perquisites under the Company’s or any successor’s benefit plans (including equity benefits), except to the extent the benefits of all other executives of the Company or its successor are similarly reduced, However, in order your resignation to constitute an Involuntary Termination, you must provide written notice to the Company within ninety (90) days of the event that you believe constitutes Involuntary Termination specifically identifying the acts or omissions constituting the grounds for Involuntary Termination and provide the Company a reasonable cure period of not less than thirty (30) days following the date of such notice (the “Company Cure Period”).

Exhibit C

NDA

Exhibit D

FORM OF GENERAL RELEASE

1.         Consideration.  I understand that my position with Tremor Media, Inc. (the “Company’) terminated effective _____________, 20__] (the “Separation Date”).  The Company has agreed that if I choose to sign this General Release Agreement (“Release”), the Company will pay me certain severance benefits and provide other consideration pursuant to the terms of the employment agreement (the “Agreement”) between myself and the Company, and any agreements incorporated therein by reference.  I understand that I am not entitled to such benefits or considerations unless I sign this Release, and that severance will be paid commencing on the first regular payday following the Effective Date as defined herein, while COBRA Premiums, if any, will be paid commencing upon my execution of this Release.

2.         General Release.  In exchange for the consideration provided to me under the Agreement that I am not otherwise entitled to receive, I hereby generally and completely release the Company and its present and former directors, officers, employees, shareholders, partners, agents, attorneys, predecessors, successors, parent and subsidiary entities, insurers, affiliates, and assigns from any and all claims, liabilities and obligations, both known and unknown, that arise out of or are in any way related to events, acts, conduct, or omissions occurring prior to my signing this Release.  This general release includes, but is not limited to: (a) all claims arising out of or in any way related to my employment with the Company or the termination of that employment; (b) all claims related to my compensation or benefits from the Company, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance, fringe benefits, stock, stock options, or any other ownership interests in the Company; (c) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (d) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (e) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, and the federal Age Discrimination in Employment Act of 1967 (as amended) (“ADEA”), the New York State Human Rights Law, the New York Executive Law, the New York Civil Practice Law and Rules, the New York Judiciary law, the New York Labor Law, the New York Civil Rights Law, the New York Administrative Code, the New York City Human Rights Law and all other laws and regulations related to employment.

3.         Exceptions.  I understand that I am not releasing any claim that cannot be waived under applicable state or federal law, nor am I releasing any rights I may have as an owner and/or holder of the Company’s common stock and stock options.  I am not releasing any rights that I have to be indemnified (including any right to reimbursement of expenses) arising under applicable law, the certificate of incorporation or by-laws (or similar constituent documents of the Company), any indemnification agreement between me and the Company, or any directors’ and officers’ liability insurance policy of the Company.  Nothing in this Release shall prevent me from filing, cooperating with, or participating in any proceeding before the Equal Employment Opportunity Commission, the Department of Labor, or the California Department of Fair Employment and Housing, except that I hereby acknowledge and agree that I shall not recover any monetary benefits in connection with any such proceeding with regard to any claim released in this Agreement.  Nothing in this Release shall prevent me from challenging the validity of the release in a legal or administrative proceeding.

4.         ADEA Waiver.  I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under the ADEA (“ADEA Waiver”).  I also acknowledge that the consideration given for the ADEA Waiver is in addition to anything of value to which I was already entitled.  I further acknowledge That I have been advised by this writing, as required by the ADEA, that: (a) my ADEA Waiver does not apply to any rights or claims that arise after the date I sign this Release; (b) I should consult with an attorney prior to signing this Release; (c) I have twenty-one (21) days to consider this Release (although I may choose to voluntarily sign it sooner); (d) I have seven (7) days following the date 1 sign this Release to revoke the ADEA Waiver; and (e) the ADEA Waiver will not be effective until the date upon which the revocation period has expired unexercised, which will be the eighth day after I sign this Release (“Effective Date”).  Nevertheless, my general release of claims, except for the ADEA Waiver, is effective immediately, and not revocable.

5.         Section 1542 Waiver.  In giving the general release herein, which includes claims which may be unknown to me at present, I acknowledge that I have read and understand Section 1542 of the California Civil Code, which reads as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

I hereby expressly waive and relinquish all rights and benefits under that section sod any law of any other jurisdiction of similar effect with respect to my release of any unknown or unsuspected claims herein.

6.         Representations.  I hereby represent that I have been paid all compensation owed and for all hours worked, have received all the leave and leave benefits and protections for which I am eligible, pursuant to the Family and Medical Leave Act or otherwise, and have not suffered any on-the-job injury for which I have not already filed a claim.

Agreed:

TREMOR MEDIA, INC.	STEVEN LEE, an Individual

By:	By:
[Name]
[Title]

Date:	Date: